UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported):
September 30, 2016

ELIO MOTORS, INC.
(Exact name of issuer as specified in its charter)

Arizona	27-1288581
State of other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

2942 North 24th Street, Suite 114-700, Phoenix, Arizona 85016
(Full mailing address of principal executive offices)

(480) 500-6800
(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A:
Common Stock, no par value

Item 9.  Other Events

Elio Motors, Inc. (“we”, “us” or “our”) provides the following unaudited financial information for the nine months ended September 30, 2016.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Since our incorporation in October 2009, we have been engaged primarily in design and development of the Elio and obtained loans, investments and reservations to fund that development.  We are considered to be a pre-production stage company, since we devote substantially all of our efforts to the establishment of our business and planned principal operations have not commenced.  We completed the initial design for the Elio as well as our business model in December 2012.  In 2013, we began accepting reservations for the Elio, purchased manufacturing equipment, built two prototypes and secured a manufacturing facility. During 2014, we sourced suppliers and services providers, built a fourth prototype and applied for the ATVM loan (described below).  In 2015, we built an additional prototype, offered and issued convertible subordinated notes, and filed an offering statement with the SEC under Regulation A, which was approved on November 20, 2015.  The Regulation A offering closed in February 2016 and the funding was used to design and build three engineering prototypes that will be used for testing.

Cash investment has totaled $25,982,844, net of related expenses, from incorporation through September 30, 2016 and loans have totaled $44,568,219 from incorporation through September 30, 2016.  We have also obtained deposits from persons desiring to reserve an Elio totaling $25,970,200 through September 30, 2016.

Operating Results

We have not yet generated any revenues and do not anticipate doing so until 2017.

For the three months Ended September 30, 2016 Compared to September 30, 2015.  Operating expenses for the three months ended September 30, 2016 increased by 242% over the comparable 2015 period.

Engineering, research and development costs increased $6 million or 891%.  This was a result of: (1) a $4.8 million increase in soft tooling and expenses related to the prototype builds for testing and validation purposes; (2) a $878 thousand increase in ongoing engineering, design and development; and (3) a $245 thousand increase in payroll and payroll related expenses due to an increase in engineering and development staff.

General and administrative expenses decreased $228 thousand or 21% as a result of: (1) a $384 thousand decrease in common area maintenance, insurance, and property taxes associated with the terms of the Shreveport capital lease; (2) offset by a $48 increase in insurance expense; and (3) offset by a $142 thousand increase in payroll and payroll related expenses due to the increase in personnel resulting from increased financial reporting and investor relations as a result of the Regulation A offering and the common stock listing on the OTCQX.

Sales and marketing expenses increased $1.0 million or 98% as a result of: (1) a $890 million increase in social media, television and print advertisements; (2) a $63 thousand increase in press release fees; (3) a $20 thousand increase in credit card processing fees; and (4) a $43 thousand increase in promotion related expenses.

For the nine months Ended September 30, 2016 Compared to September 30, 2015.  Operating expenses for the nine months ended September 30, 2016 increased by 289% over the comparable 2015 period.

Engineering, research and development costs increased $16.9 million or 1609%.  This was a result of: (1) a $5.9 million increase soft tooling and expenses related to the prototype builds for testing and validation purposes; (2) a $10.2 million increase for ongoing engineering, design and development; and (3) a $525 thousand increase in payroll and payroll related expenses due to an increase in engineering and development staff.

General and administrative expenses increased $1.4 million or 53% as a result of: (1) a $943 thousand increase in legal, consulting, and accounting fees due to the Regulation A reporting requirements, listing the common stock on the OTCQX, and other related expenses; (2) a $700 thousand increase in guarantee expense related to warrants issued to a director and stockholder as consideration for a personal guarantee to induce PayPal to release $4 million of restricted funds; (3) a $458 thousand increase in payroll and payroll related expenses due to the increase in personnel resulting from increased financial reporting and investor relations as a result of the Regulation A offering and the common stock listing on the OTCQX; and (4) offset by a $897 thousand decrease in common area maintenance, insurance and property taxes associated with the terms of the Shreveport capital lease.

Sales and marketing expenses increased $2.3 million or 67% as a result of: (1) a $1.814 million increase in social media, television and print advertisements; (2) a $234 thousand increase in press release fees; (3) a $117 thousand increase in credit card processing fees; and (4) a $120 thousand increase in promotion related expenses.

Interest expense decreased by 4% and 19% during the three month and nine month period ended September 31, 2016, respectively, as compared to the prior year, due to the cessation of default interest charges at 18% per annum on the subordinated promissory note to RACER Trust beginning January 1, 2016.

As a result, our net loss for the three months ended September 30, 2016 and nine months ended September 30, 2016 was $12,114,340 and $34,787,800, respectively, as compared to $4,707,938 and $13,873,656 for the comparable 2015 periods, an increase of 157% and 151%, respectively.  Our accumulated deficit was $123,212,431 as of September 30, 2016.

Liquidity and Capital Resources

September 30, 2016.  As of September 30, 2016, we had cash of $101,317 and a working capital deficit of $25,769,911, as compared to cash of $6,870,044 and a working capital deficit of $2,325,036 at December 31, 2015.  The increase in the working capital deficit results primarily from a decrease in cash and restricted cash, an increase in accounts payable and interest payable, a decrease in assets held for sale, as well as an increase in the fair value of derivative liability.

We obtained a forbearance agreement until July 31, 2016, with respect to our CH Capital Lending note due July 31, 2015, which is secured by a first position in equipment in the Shreveport, Louisiana manufacturing facility.  The lender is an affiliate of Stuart Lichter, one of our directors and significant stockholders.  We have three loans from Mr. Lichter totaling $1,900,500 which are due September 30, 2017. In addition, during the three months ended September 30, 2016, we have received advances from Mr. Lichter totaling $2,450,000.  The advances are evidenced by a convertible note, bearing interest at 5% per annum and maturing September 30, 2022.  The convertible notes have a conversion price of $15 per share.  We also obtained a deferral of the lease payments on the Shreveport facility until August 1,

 2016.  Such payments were to have commenced on August 1, 2015.  The lessor, Shreveport Business Park, is an affiliate of Mr. Lichter.

Subsequent to September 30, 2016: (1) we entered into a loan extension agreement with CH Capital Lending, LLC extending the maturity of the note until July 29, 2017, with payments of $50,000 commencing January 1, 2017; (2) we agreed to convert the accrued and 2017 projected lease and lease related payments on the Shreveport facility to 531,416 shares of preferred stock and issue a five year warrant to purchase 25,000 shares of common stock at an exercise price of $20 per share; and (3) we have received additional advances from Mr. Lichter totaling $2,850,000.  We received advances from two of our other directors totaling $200,000.

We also have a long-term loan of $23,000,000 from the Revitalizing Auto Communities Environmental Response (“RACER”) Trust which was incurred in March 2013 in connection with the purchase of the equipment at the Shreveport facility.   This loan was to be repaid in monthly installments of $173,500 beginning on November 1, 2013, with the entire remaining balance due September 1, 2016.  We were delinquent on the first payment, which triggered default interest to be charged on the loan at 18% per annum.  Payments made in 2014 were applied to this interest.  In March 2015, we entered into an amendment to the promissory note which deferred the installment payments until January 1, 2016 and extended the maturity date to July 1, 2017.  We were late on the September and October 2016 payments, which triggered default interest to be charged on the loan at 18% per annum.  In November 2016, a forbearance agreement was signed with RACER Trust that extended the payments until December 31, 2016, with payments commencing January 1, 2017.  Default interest of 18% per annum will continue accruing as of October 1, 2016.

In addition to the agreements made with our lenders to defer cash outlays, we have funded our operations during the nine months ended September 30, 2016 primarily through the receipt of customer reservations of $5,289,650, the net proceeds from our Regulation A offering, the release of restricted cash held in customer deposits, and the private placement of our common stock.

In August 2015, we filed an offering statement pursuant to Regulation A of the Securities Act of 1933, which was qualified by the Securities and Exchange Commission on November 20, 2015.  We offered a minimum of 1,050,000 shares of common stock and a maximum of 2,090,000 shares of common stock on a “best efforts” basis, at a price of $12.00 per share.  On February 16, 2016 we closed the Regulation A offering, after issuing 1,410,048 shares of common stock for proceeds of $15,818,153 net of offering expenses.

Future Financing

Much of the vehicle engineering has been completed, and we are finalizing our engineering simulations, which suggest that the important vehicle performance milestones can be achieved.  To date, $59 million has been invested in vehicle prototypes, engineering and development, and soft tooling.  We obtained approximately $16.0 million in net proceeds from our Regulation A offering and used the funds for development and prototype build.  Upon completion of this phase, the vehicle production costs, as well as the performance and safety profiles, will be understood to a level that will allow for the kick-off of tooling.  With the development risks addressed, we will then be in a position to raise larger amounts of capital, estimated to be up to an additional $300 million to fund the completion of prototypes, testing, tooling, facility fit-up and move into production.

We are pursuing multiple options for such funding, rather than relying on one source.  We believe funding will come from a combination of short-term and long-term sources and from one or more of the sources discussed below, as well as more traditional sources (not discussed), such as venture equity and/or debt arrangements and capital leasing on equipment.

Customer Reservations.  Customer reservations have provided significant funding for us in the past and we expect reservations to be a significant source of short-term liquidity in the future.  With each progressive step in our development, we have experienced a surge in reservations.  In addition, as we achieve subsequent milestones in the development of the Elio, customer confidence increases.  Accordingly, we expect to see surges in reservations as the following milestones are achieved and announced:  completion of prototypes, testing results, confirmation of mileage, hiring at the manufacturing facility, and, hopefully before production commences, scarcity.

Through September 30, 2016, we have $25,970,200 in reservations, an average of $577,116 per month.  Of this amount, $679,415 was held at September 30, 2016 by credit card processing companies as a percentage of non-refundable reservations.

Sale of Excess Equipment.  We identified equipment in the Shreveport plant that will not be used in production of the Elio and made the equipment available for sale.  We began selling excess equipment during the fourth quarter of 2014 and through September 30, 2016, we have received net proceeds of $4.9 million from the sale of equipment, which has been applied to principal and accrued interest on the CH Capital Lending note.  As of September 30, 2016, an additional $1.1 million in equipment was available for sale, which we believe will be sold in prior to the commencement of production.

Advanced Technology Vehicles Manufacturing (ATVM) Loan Program.  In 2007, the Advanced Technology Vehicles Manufacturing (ATVM) Program was established by Congress to support the production of fuel-efficient, advanced technology vehicles and components in the United States.  To date, the program, which is administered by the U.S. Department of Energy’s Loan Programs Office, has made over $8 billion in loans, including loans to Ford ($5.9 billion), Nissan ($1.45 billion) and Tesla ($465 million).  This loan program provides direct loans to automotive or component manufacturers for re-equipping, expanding, or establishing manufacturing facilities in the United States that produce fuel-efficient advanced technology vehicles (ATVs) or qualifying components, or for engineering integration performed in the U.S. for ATVs or qualifying components.  The ATVM loans are made attractive to applicants due to their low interest rates (set at U.S. Treasury rates (approximately 2% to 4%), minimal fees (no application fees or interest rate spread and only a closing fee of 0.1% of loan principal amount), and long loan term life of up to 25 years (set at the assets’ useful life).  In order to qualify, auto manufacturers must be able to deliver “light duty vehicles” having 25% greater fuel economy than comparable models produced in 2005 or “ultra-efficient vehicles” that achieve at least 75 miles per gallon.  In addition, ATVM borrowers must remain financially viable over the life of the loan without the receipt of additional federal funding associated with the proposed project.

The ATVM application process is comprised of 4 stages:
1.	Application – Part I: Determine basic eligibility
2.	Application – Part II: Confirmatory due diligence
3.	Conditional Commitment: Negotiate term sheet
4.	Loan Guarantee: Negotiate final agreements

Elio Motors has completed the first stage by submitting an application for a loan of approximately $185 million, the proceeds of which would be used to partly fund the purchase of equipment and equipment installation into the Shreveport facility prior to and ramp up after the start of production.  As of January 15, 2015, the Department of Energy (DOE) confirmed that the Company achieved the technical criteria for the loan.  Due diligence has been pending upon the confirmation of the Company’s financial backing, as well as establishing a high level of confidence that adequate future sales will occur. The Company has shared its production timing plans with the DOE, including the financing milestones to be achieved to kickoff production tooling in order to meet the Company’s start of production date. While the DOE has acknowledged and seems to be sensitive to the Company’s requirements, it has not made any commitments regarding its ability to meet these funding milestones. The specific terms and conditions of the ATVM loan will be negotiated with each applicant during the conditional commitment stage.  If the Company is unable to obtain a loan under the ATVM Program, it will rely on funding through customer reservations, selling debt and/or equity securities, and possibly CAFE credits.

CAFE Credits.  In 1975 in response to the Arab oil embargo, the U.S. Congress enacted Corporate Average Fuel Economy (CAFE) standards in an effort to reduce U.S. dependence on foreign oil and save on fuel costs through the improvement of U.S. automobile fuel efficiencies.  The National Highway Traffic Safety Administration (NHTSA) is responsible for administering the CAFE program, which was amended in 2007 to establish a trading credit program to incentivize auto manufacturers to further improve vehicle fuel efficiencies.  Auto manufacturers may earn CAFE credits (or be penalized) by exceeding (or failing to meet) increasingly more ambitious compliance standards for the model year of each passenger car or light duty truck produced.  Accumulated CAFE credits are transferable and saleable to other auto manufacturers and can be carried forward up to five years.  Credits (or penalties) are totaled for the manufacturer’s entire production fleet for a particular model year, and are applied at a rate of $55 per 1 mpg above (or below) the standard.  The CAFE standard has been amended to increase mpg for cars and light trucks to 48.7 to 49.7 mpg by 2025.

According to the estimated fuel economy of the Elio, it is expected that we could be well positioned to earn a substantial number of credits, from which we could generate extensive future revenues through the sale and transfer of these credits to other auto industry manufacturers. We have received indications from auto industry manufacturers that they would purchase our credits upon confirmation that we can participate in the CAFE program.  Currently, we do not qualify for participation in the CAFE program, since the Elio is not an automobile.  We have been working with members of Congress and with the former acting head of the NHTSA to permit participation in the program by autocycles.

Going Concern

Our financial statements have been prepared on a going concern basis, which implies the Company will continue to realize its assets and discharge its liabilities in the normal course of business. The Company has not generated operating revenues since inception and has never paid any dividends. The continuation of the Company as a going concern is dependent upon the continued financial support from its shareholders, and the ability of the Company to obtain necessary equity financing to continue. These consolidated financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

We have experienced recurring net losses from operations, which losses have caused an accumulated deficit of $123,212,432 as of September 30, 2016. In addition, we have a working capital deficit of $25,769,911 as of September 30, 2016. We had a net loss of $34,787,800 and $13,873,656 for the nine months ended September 30, 2016 and 2015, respectively. These factors, among others, raise substantial doubt about our ability to continue as a going concern. If we are unable to continue to obtain financing to meet our working capital requirements, we may have to curtail our business sharply or cease operations altogether. Our continuation as a going concern is dependent upon our ability to generate sufficient cash flow to meet our obligations on a timely basis to retain our current financing, to obtain additional financing, and, ultimately, to attain profitability. Should any of these events not occur, we will be adversely affected and we may have to cease operations.

The ongoing execution of our business plan is expected to result in operating losses over the next twelve months. Management believes it will need to raise capital through loans or stock issuances in order to have enough cash to maintain its operations for the next twelve months. There are no assurances that we will be successful in achieving our goals of obtaining cash through loans, stock issuances, or increasing revenues and reaching profitability.

In view of these conditions, our ability to continue as a going concern is dependent upon our ability to meet our financing requirements, and to ultimately achieve profitable operations. Management believes that its current and future plans provide an opportunity to continue as a going concern. The accompanying consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts and classification of liabilities that may be necessary in the event we cannot continue as a going concern.

ELIO MOTORS, INC.
(AN ARIZONA CORPORATION)
BALANCE SHEETS

Period Ending September 30, 2016
	September 30, 2016	December 31, 2015
Assets	(Unaudited)	(Audited)
Current Assets
Cash	$101,317	$6,870,044
Restricted cash held in escrow	1,850,181	3,806,378
Restricted cash held in customer deposits	-	4,000,000
Prepaid expenses	1,683,809	471,170
Other current assets	25,239	336,733
Assets held for sale	1,085,454	2,200,000
Deferred loan costs	160,897	170,628
Total Current Assets	4,906,897	17,854,953

Restricted cash held for customer deposits	1,932,035	1,816,407
Machinery and equipment, net	12,439,987	12,435,481
Facility under capital sublease, net	5,271,280	5,448,964
Deferred loan costs	804,484	981,103
Deferred offering costs	77,062	-
Total Assets	$25,431,745	$38,536,908
Liabilities and Stockholders' Deficit
Current Liabilities
Accounts payable and accrued liabilities	$8,929,633	$3,694,861
Refundable customer deposits	1,201,400	1,092,750
Interest payable, current portion	9,013,694	4,959,444
Derivative liabilities - fair value of warrants	1,387,570	907,703
Notes payable due to related party, net of discount	10,144,512	9,525,231
Total Current Liabilities	30,676,809	20,179,989

Nonrefundable customer deposits	24,768,800	19,587,800
Interest payable, net of current portion	4,670,309	6,757,983
Convertible notes payable, net of discount	2,565,312	401,013
Notes payable, net of current portion and discount	19,960,662	18,878,146
Capital sublease obligation	6,022,677	6,022,677
Total Liabilities	88,664,569	71,827,608
Commitments and contingencies (see notes to financial statements)
Stockholders' Deficit:
Common stock, no par value, 100,000,000 shares authorized,
26,608,832 and 26,320,322 shares issued and outstanding
on September 30, 2016 and December 31, 2015, respectively	59,979,608	55,133,932
Preferred stock, no par value, 10,000,000 shares authorized,
no shares issued and outstanding	-	-
Accumulated deficit	(123,212,432)	(88,424,632)
Total Stockholders' Deficit	(63,232,824)	(33,290,700)
Total Liabilities and Stockholders Deficit	$25,431,745	$38,536,908

See accompanying notes to financial statements

ELIO MOTORS, INC.
(AN ARIZONA CORPORATION)
STATEMENT OF OPERATIONS
 (UNAUDITED)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2016	2015	2016	2015
Costs and Expenses:
Engineering, research and development costs	$6,760,216	$682,401	$18,046,654	$1,055,744
General and administrative expenses	864,567	1,092,736	$4,051,938	2,651,773
Sales and marketing expenses	2,150,538	1,086,974	$5,748,518	3,448,238
Total costs and expenses	9,775,321	2,862,111	$27,847,110	7,155,755

Loss from operations	(9,775,321)	(2,862,111)	$(27,847,110)	(7,155,755)

Other income (expense):
Gain on sale of machinery and equipment	-	592,039	$-	1,250,131
Interest income	189	1	$6,580	5
Interest expense	(2,347,266)	(2,437,867)	$(6,429,608)	(7,968,037)
Loss on change in fair value of derivative liability	8,058	-	$(517,662)	-
Total other income and expenses	(2,339,019)	(1,845,827)	$(6,940,690)	(6,717,901)

Net Loss	$(12,114,340)	$(4,707,938)	$(34,787,800)	$(13,873,656)

Net loss per share of common stock, basic and diluted	$(0.46)	$(0.19)	$(1.31)	$(0.55)

Weighted average shares used in computing net loss per
share of common stock, basic and diluted	26,518,374	25,077,500	$26,518,374	25,077,500

See accompanying notes to financial statements

ELIO MOTORS, INC.
(AN ARIZONA CORPORATION)
STATEMENT OF CASH FLOWS
 (UNAUDITED)

	Nine Months Ended September 30,
	2016	2015
Cash Flows From Operating Activities
Net Loss	$(34,787,800)	$(13,873,656)
Adjustments to reconcile net loss to net cash
used in operating activities:
Depreciation and amortization	186,165	217,177
Amortization of discount on notes payable	2,378,532	1,481,001
Amortization of deferred financing costs	301,055	150,023
Accrued interest on capital sublease obligation	2,384,010	2,044,497
Gain on sale of fixed assets	-	(1,250,131)
Loss on change in fair value of derivative liability	517,662	-
Change in operating assets and liabilities:
Prepaid expenses and other current assets	(901,143)	(136,556)
Deferred offering costs	(77,062)	(105,130)
Accounts payable and accrued liabilities	5,234,773	1,316,016
Interest payable	(404,271)	3,723,585
Net Cash Used in Operating Activities	(25,168,079)	(6,433,174)

Cash Flows From Investing Activities
Purchases of machinery and equipment	(12,988)	(41,605)
Proceeds from sale of machinery and equipment	1,114,546	3,184,528
Net Cash Provided by Investing Activities	1,101,558	3,142,923

Cash Flows from Financing Activities
Change in restricted cash	5,840,568	(2,633,230)
Customer deposits	5,289,650	3,841,007
Issuance of common stock	3,898,072	-
Common stock issuance costs	(180,496)	-
Repayments of notes payable	-	(1,056,271)
Payment of deferred financing costs	-	(255,190)
Proceeds from convertible notes	-	3,677,960
Advances received from related party	2,450,000	-
Repayments of advances from related party	-	(513,471)
Advances to related party	-	(27,227)
Net Cash Provided by Financing Activities	17,297,794	3,033,578

Net Change in Cash and Cash Equivalents	(6,768,727)	(256,673)
Cash and Cash Equivalents at Beginning of Period	6,870,044	374,652
Cash and Cash Equivalents at End of Period	$101,317	$117,979

Supplemental disclosures of cash flow information:
Cash paid during the year for interest	1,770,283	568,932

Supplemental disclosures of non-cash investing
and financing activities:
Convertible notes payable converted to equity	300,622	-
Issuance of warrants	953,872	-
Exercise of warrants	171,307	-

See accompanying notes to financial statements

ELIO MOTORS, INC.
(AN ARIZONA CORPORATION)
NOTES TO FINANCIAL STATEMENTS
 (UNAUDITED)

The accompanying financial statements presented should be read in conjunction with the audited financial statements and related notes contained in the Company’s annual report on Form 1-K filed with the U.S. Securities and Exchange Commission on July 15, 2016.

NOTE 1	BASIS OF PRESENTAION

The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“GAAP”) and pursuant to the rules and regulations of the SEC.  Not all the financial information and footnotes required for complete financial information have been presented.  Management believes the unaudited financial statements have been prepared on a basis consistent with the audited financial statements and include all adjustments necessary of a normal and recurring nature for a fair presentation of the Company’s balance sheets, statement of operations and cash flows for the interim periods presented.  The results of operations for the nine months ended September 30, 2016 are not necessarily indicative of the results to be expected for the entire fiscal year.

Liquidity and Capital Resources
The accompanying financial statements have been prepared on a going-concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. From inception, the Company has financed its business activities through customer deposits, debt issuance and contributions from stockholders. The Company expects to obtain funding through additional debt and equity placement offerings until it consistently achieves positive cash flow from operations after starting production. Management expects that cash on hand combined with anticipated funding sources will provide the Company with adequate funding through December 31, 2016. There are no assurances that the Company will be able to raise adequate funds, achieve, or sustain profitability or positive cash flows from its operations.

Through September 30, 2016, the Company has not recorded any revenues for the sale of its vehicle product nor does it expect to record revenues of any significant amount of product prior to commercialization of its vehicle. Once the Company’s planned principal operations commence, its focus will be on the manufacturing and marketing of its vehicles and the continued research and development of new products. The Company may not be profitable even if it succeeds in commercializing its product. The Company expects to make substantial expenditures and to incur additional operating losses for at least the next several years as it continues to develop the vehicle, increase manufacturing capacity for production, and enter into production and marketing collaborations with other companies, if available on commercially reasonable terms, or develop these capabilities internally.  The financial statements do not include any adjustments that might result from the outcome of this uncertainty and whether the Company can continue as a going concern past 2016.

ELIO MOTORS, INC.
(AN ARIZONA CORPORATION)
NOTES TO FINANCIAL STATEMENTS
 (UNAUDITED)

NOTE 1	BASIS OF PRESENTATION (Continued)

Recently Issued Accounting Standards
In May 2014, the FASB issued Accounting Standards Update No. 2014-09, Revenue from Contracts with Customers (ASU 2014-09), to supersede nearly all existing revenue recognition guidance under U.S. GAAP. The core principle of ASU 2014-09 is to recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration that is expected to be received for those goods or services.

ASU 2014-09 defines a five step process to achieve this core principle and, in doing so, it is possible more judgment and estimates may be required within the revenue recognition process than required under existing U.S. GAAP including identifying performance obligations in the contract, estimating the amount of variable consideration to include in the transaction price and allocating the transaction price to each separate performance obligation.  ASU 2014-09 is effective first quarter of fiscal 2018 using either of two methods: (i) retrospective to each prior reporting period presented with the option to elect certain practical expedients as defined within ASU 2014-09; or (ii) retrospective with the cumulative effect of initially applying ASU 2014-09 recognized at the date of initial application and providing certain additional disclosures as defined per ASU 2014-09. We will evaluate the impact of ASU 2014-09 on our financial statements once the Company begins production of the Elio.

In August 2014, the FASB issued Accounting Standards Update “ASU” 2014-15 on “Presentation of Financial Statements Going Concern (Subtopic 205-40) – Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern” (“Update”).  Currently, there is no guidance in U.S. GAAP about management’s responsibility to evaluate whether there is substantial doubt about an entity’s ability to continue as a going concern or to provide related footnote disclosures.  The amendments to this Update provide that guidance.  In doing so, the amendments are intended to reduce diversity in the timing and content of footnote disclosures.  The amendments requirement management to assess an entity’s ability to continue as a going concern by incorporating and expanding upon certain principles that are currently in U.S. auditing standards. Specifically, the amendments: (1) provide a definition of the term substantial doubt; (2) require an evaluation every reporting period including interim periods; (3) provide principles for considering the mitigating effect of management’s plans; (4) require certain disclosures when substantial doubt is alleviated as a result of consideration of management’s plans; (5) require an express statement and other disclosures when substantial doubt is not alleviated; and (6) require an assessment for a period of one year after the date that the financial statements are issued (or available to be issued).  The amendments in this Update are effective for public and nonpublic entities for annual periods ending after December 15, 2016.  Early adoption is permitted.  We have evaluated the adoption of this standard and do not anticipate a material impact on the financial statements.

ELIO MOTORS, INC.
(AN ARIZONA CORPORATION)
NOTES TO FINANCIAL STATEMENTS
 (UNAUDITED)

NOTE 1	BASIS OF PRESENTATION (Continued)

Recently Issued Accounting Standards (Continued)

In November 2015, the FASB issued Accounting Standards Update No. 2015-17, Balance Sheet Classification of Deferred Taxes (“ASU 2015-17”). This standard requires that deferred income tax liabilities and assets be presented as noncurrent assets or liabilities in the balance sheet. ASU 2015-17 is effective for annual periods beginning after December 15, 2016 and interim periods within those annual periods, and may be applied either prospectively to all deferred tax liabilities and assets or retrospectively to all periods presented. Early adoption is permitted. Based on our preliminary assessment, we do not expect this new standard to have a material impact on our financial statements or related disclosures. We will adopt this standard on the effective date.

In January 2016, the FASB issued Accounting Standards Update No. 2016-01, Recognition and Measurement of Financial Assets and Financial Liabilities (“ASU 2016-01”). This update substantially revises standards for the recognition, measurement and presentation of financial instruments. This standard revises an entity’s accounting related to (1) the classification and measurement of investments in equity securities and (2) the presentation of certain fair value changes for financial liabilities measured at fair value. It also amends certain disclosure requirements associated with the fair value of financial instruments.  ASU 2016-01 is effective for annual periods beginning after December 15, 2017, including interim periods within those annual periods, with early adoption permitted for certain requirements. We are assessing the impact of adopting this new accounting standard on our financial statements and related disclosures.

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842). The amendments in this ASU revise the accounting related to lessee accounting.  Under the new guidance, lessees will be required to recognize a lease liability and a right-of-use asset for all leases. The new lease guidance also simplified the accounting for sale and leaseback transactions primarily because lessees must recognize lease assets and lease liabilities. The amendments in this ASU are effective for us beginning on January 1, 2019 and should be applied through a modified retrospective transition approach for leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements.  We have evaluated the adoption of this standard and do not anticipate a material impact on the financial statements.

NOTE 2	ORGANIZATION AND BUSINESS ACTIVITIES

Elio Motors, Inc., an Arizona corporation (the “Company”), was formed on October 26, 2009. The Company was created to provide affordable transportation to those commuters seeking an alternative to today’s offering and at the same time provide vital American jobs. The Company is in the process of designing a three wheeled vehicle for mass production in the U.S. that achieves ultra-high fuel economy, exceeds safety standards and a targeted base price of $7,300, which excludes options, destination/delivery charges, taxes, title and registration.

ELIO MOTORS, INC.
(AN ARIZONA CORPORATION)
NOTES TO FINANCIAL STATEMENTS
 (UNAUDITED)

NOTE 2	ORGANIZATION AND BUSINESS ACTIVITIES (Continued)

Pursuant to the articles of incorporation as amended, the Company is authorized to issue 100,000,000 shares of common stock and 10,000,000 preferred shares. There were no preferred shares issued at September 30, 2016 and December 31, 2015.

NOTE 3	BASIC AND DILUTED LOSS PER COMMON SHARE

Basic and diluted loss per common share common share is computed based on the weighted average number of common shares outstanding. Loss per share excludes the impact of outstanding options and warrants as they are antidilutive. Potential common shares excluded from the calculation at September 30, 2016 relate to 90,179 from warrants, 1,946,378 from options, and 986,631 from convertible notes payable.  At September 30, 2015 the potential common shares excluded relate to 1,887,554 from options, and 614,893 from convertible notes payable.

NOTE 4	FAIR VALUES OF ASSETS AND LIABILITIES

The Company groups its assets and liabilities generally measured at fair value in three levels, based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value.

Level 1—Valuation is based on quoted prices in active markets for identical assets or liabilities. Level 1 assets and liabilities generally include debt and equity securities that are traded in an active exchange market. Valuations are obtained from readily available pricing sources for market transactions involving identical assets or liabilities.

Level 2—Valuation is based on observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3—Valuation is based on unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation.

The Company uses valuation methods and assumptions that consider among other factors the fair value of the underlying stock, risk-free interest rate, volatility, expected life and dividend rates in estimating fair value for the warrants considered to be derivative instruments.

ELIO MOTORS, INC.
(AN ARIZONA CORPORATION)
NOTES TO FINANCIAL STATEMENTS
 (UNAUDITED)

NOTE 4	FAIR VALUES OF ASSETS AND LIABILITIES (Continued)

The following table presents the Company’s fair value hierarchy for applicable assets and liabilities measured at fair value on a recurring basis as of September 30, 2016.

	Level 1	Level 2	Level 3	Total

Warrant liabilities	$-	$-	$1,387,570	$1,387,570

The Company’s recurring Level 3 instruments consisted of stock warrant liabilities, which are valued using the Black-Scholes option pricing model during the interim periods for efficiency purposes.  Differences between using the Black-Scholes option pricing model and the Monte Carlo option pricing model are not significant.  The significant unobservable inputs used in the fair value measurement of the stock warrant liability are risk-free interest rate over the term of the instrument, time to liquidity event, dividend yield, and volatility of equity.  The change in any of those inputs in isolation would result in a significant change of fair value measurement.  The following table describes the valuation techniques used to calculate the fair value for the warrant liabilities in the Level 3 hierarchy:

	Fair Value at September 30, 2016	Valuation Techniques	Unobservable Input	Weighted Average
Warrant liabilities	$1,387,570	Black-Scholes	Risk-free rate Time to liquidity Dividend yield Volatility	1.70% 4.21 yrs. 0.00% 80.02%

The following table presents the Company’s fair value hierarchy for applicable assets and liabilities measured at fair value on a recurring basis as of December 31, 2015.

	Level 1	Level 2	Level 3	Total
Warrant liabilities	$-	$-	$907,703	$907,703
Assets held for sale	$-	$-	$2,200,000	$2,200,000

The Company’s recurring Level 3 instruments consisted of stock warrant liabilities and assets held for sale.  Warrant liabilities are valued using the Monte Carlo option pricing model for the annual reporting periods. The significant unobservable inputs used in the fair value measurement of the stock warrant liability are risk-free interest rate over the term of the instrument, time to liquidity event, dividend yield, and volatility of equity.  The change in any of those inputs in isolation would result in a significant change of fair value measurement.  The following table describes the valuation techniques used to calculate the fair value for the warrant liabilities in the Level 3 hierarchy:

ELIO MOTORS, INC.
(AN ARIZONA CORPORATION)
NOTES TO FINANCIAL STATEMENTS
 (UNAUDITED)

NOTE 4	FAIR VALUES OF ASSETS AND LIABILITIES (Continued)

	Fair Value at December 31, 2015	Valuation Techniques	Unobservable Input	Weighted Average
Warrant liabilities	$907,703	Monte Carlo option pricing method	Risk-free rate Time to liquidity Dividend yield Volatility	1.69% 4.84 yrs. 0.00% 80.16%

Assets held for sale are being measured at fair value using the unobservable level 3 inputs by estimating the physical condition, functional and economic obsolescence, and the undiscounted cash flow expected from the sale of assets.

A reconciliation of the warrant liability measured at fair value on a recurring basis with the use of significant unobservable inputs (level 3) from January 1, 2016 to September 30, 2016 follows:

Balance at January 1, 2016	$907,703
Issuance of warrants	133,512
Change in fair value of warrants included in earnings	517,662
Exercise of warrants	(171,307)
Balance at September 30, 2016	$1,387,570

NOTE 5	PROPERTY AND EQUIPMENT

The Company started disposing of excess machinery and equipment from the Shreveport facility with approval of its secured creditors.  For the nine months ending September 30, 2016, equipment sales were $1,114,546.  Of this amount $752,351 remains in the escrow account, $351,929 has been applied to the senior promissory notes principal and interest, and the balance paid in fees.

ELIO MOTORS, INC.
(AN ARIZONA CORPORATION)
NOTES TO FINANCIAL STATEMENTS
 (UNAUDITED)

NOTE 6	CUSTOMER DEPOSITS

The Company has received customer deposits ranging from $100 to $1,000 per order for purposes of securing their vehicle production slot. As of September 30, 2016 and December 31, 2015, the Company received refundable deposits of $1,201,400 and $1,092,750, respectively, which are refundable upon demand. Refundable deposits are included in current liabilities in the accompanying balance sheets. As of September 30, 2016 and December 31, 2015, the Company received nonrefundable deposits of $24,768,800 and $19,587,800, respectively. The nonrefundable deposits are included in long term liabilities in the accompanying balance sheets since the Company has not fulfilled their obligation to the customer as well as consumer production is not expected to begin until the fourth quarter of 2017.  As further discussed in Note 10 Commitments and Contingencies: Sales Discounts, the Company provides a sales discount for nonrefundable deposit customers up to 50% of the nonrefundable deposit, up to $500 per deposit.  As of September 30, 2016 and December 31, 2015, future committed sales discounts offered amounted to approximately $11,910,000 and $9,800,000, respectively.

NOTE 7	DEFERRED OFFERING COSTS

The Company capitalizes certain costs associated with the offering of its stock and adjusts the deferred cost to offset offering proceeds upon closing of the offering or expenses the costs upon abandonment of the offering.

NOTE 8	LONG TERM DEBT

Senior Promissory Note
On February 28, 2013, in connection with the acquisition of certain machinery and equipment, the Company entered into a promissory note with GemCap Lending I, LLC, (“GemCap”), for $9,850,000. The note was secured by a first priority lien on certain machinery and equipment with an original value of $11,659,705 and was personally guaranteed by a stockholder. The note incurred interest at 15% per annum, payable monthly. All outstanding principal and interest was due upon maturity on February 28, 2014.

On February 27, 2014, the Company entered into the second amendment to the promissory note, which extended the maturity date to May 31, 2014 and reduced the interest rate to 12% per annum. On May 31, 2014, the Company entered into the third amendment to the promissory note, which extended the maturity date to July 31, 2014.

On August 1, 2014, CH Capital Lending, LLC, (“CH Capital”) owned by a director and stockholder, purchased the $9,850,000 promissory note from GemCap. On August 1, 2014, the Company and CH Capital entered into the fourth amendment to the promissory note, which extended the maturity date to July 31, 2015 and reduced the interest rate to 10% per annum.

ELIO MOTORS, INC.
(AN ARIZONA CORPORATION)
NOTES TO FINANCIAL STATEMENTS
 (UNAUDITED)

NOTE 8	LONG TERM DEBT (Continued)

On July 31, 2015, the Company entered into a forbearance agreement with CH Capital, which defers the enforcement of the collection of the promissory note until July 31, 2016.  Subsequent to September 30, 2016 the company has reached a loan extension agreement extending the enforcement of the collection of the promissory note until July 29, 2017.  At September 30, 2016 and December 31, 2015 the note is included in current liabilities on the accompanying balance sheets.

Interest expense incurred on this note for the nine months ended September 30, 2016 and 2015 amounted to $627,461, and $727,310, respectively.

The senior promissory note of $8,244,012 and $8,165,725 is reflected net of debt issuance costs of $- and $78,287 in the accompanying balance sheets at September 30, 2016 and December 31, 2015, respectively.

Subordinated Promissory Notes
On March 3, 2013, in connection with the acquisition of certain machinery and equipment, the Company entered into a promissory note with the Revitalizing Auto Communities Environmental Response Trust (“RACER”) for $23,000,000. The promissory note is secured by a subordinated lien on the manufacturing machinery and equipment held in Shreveport, Louisiana. The note is non-interest bearing.

In accordance with FASB ASC Subtopic 835-30, Imputation of Interest, a discount of $7,095,524 was recorded to reflect an imputed interest rate of 12% per annum which was based on the Company’s credit, collateral, terms of repayment and similar prevailing market rates at the time the loan agreement was executed.

The outstanding balance and unamortized debt discount amounted to $21,126,147 and $1,139,140, respectively, at September 30, 2016. The outstanding balance and unamortized debt discount amounted to $21,126,147 and $2,195,310 at December 31, 2015, respectively.

On November 1, 2013, the Company missed a required monthly minimum payment triggering default interest of 18% per annum in accordance with the promissory note agreement. The default was cured in December 2013; however, default interest remained in effect throughout 2014.  On January 1, 2015, the Company missed a required monthly minimum payment triggering interest of 18% per annum in accordance with the promissory note agreement.  On March 17, 2015, the Company entered into the first amendment to the subordinated promissory note with RACER. The first amendment delayed the monthly minimum payments from January 1, 2015 until January 1, 2016. The first amendment also extended the maturity date from September 1, 2016 to July 1, 2017.  The outstanding principal balance shall continue to bear default interest of 18% per annum until the payments are resumed on January 1, 2016.  In November 2016, the Company entered into a forbearance agreement extending the monthly payments until December 31, 2016.  The outstanding principal balance shall continue to bear default interest of 18% per annum until the payments are resumed January 1, 2017.

ELIO MOTORS, INC.
(AN ARIZONA CORPORATION)
NOTES TO FINANCIAL STATEMENTS
 (UNAUDITED)

NOTE 8	LONG TERM DEBT (Continued)

Subordinated Promissory Notes (Continued)

Accrued default interest under the subordinated promissory note amounted to $5,280,068 and $6,317,033 at September 30, 3016 and December 31, 2015, respectively. Default interest expense incurred amounted to approximately $351,035, and $3,295,257 for the nine months ended September 30, 2016 and 2015, respectively.

The subordinated promissory notes of $19,960,662 and $18,878,146 are reflected net of debt issuance costs of $26,345 and $52,691 and debt discount of $1,139,140 and $2,195,310 on the accompanying balance sheets at September 30, 2016 and December 31, 2015, respectively.

Convertible Subordinated Secured Notes Payable
The Company has executed various convertible subordinated secured notes (“secured convertible notes”) to multiple individuals and trusts.  The notes can be converted into common stock and have a maturity date of September 30, 2022.  The secured convertible notes incur interest, payable upon maturity at 5% per annum on the principal amount.  As of September 30, 2016, and December 31, 2015 the secured convertible notes issued totaled $896,981 and $401,013, respectively, net of the beneficial conversion feature and issuance costs.  Accrued interest as of September 30, 2016 and December 31, 2015 amounted to $299,098 and $110,294, respectively.

As of September 30, 2016, the Company converted $287,460 of principal and $13,162 of accrued interest from its Tier 1 Convertible Subordinated Notes into 50,272 shares of the Company’s common stock at a conversion price of $5.98.  There have been no Tier 2 Convertible Subordinated Notes converted as of September 30, 2016.  The Company has $4,713,100 outstanding of the Tier 1 and $341,000 outstanding of the Tier 2 Convertible Subordinated Secured Notes as of September 30, 2016.

Convertible Unsecured Notes Payable
The Company received advances totaling $2,450,000 from a director and stockholder of the Company.  The advances are evidenced by a convertible unsecured note (“unsecured convertible note”) to a director and stockholder of the company.  The notes can be converted into common stock at a conversion price of $15.00 and have a maturity date of September 30, 2022.  The unsecured convertible notes incur interest, payable upon maturity at 5% per annum on the principal amount.  The agreement further stipulates that the director and stockholder of the Company may convert and sell up to 2,500 of these shares per week so long as the trading price per share of common stock is above $19.50.

As of September 30, 2016, the unsecured convertible notes issued total $1,668,331, net of the beneficial conversion feature.  Accrued interest as of September 30, 2016 amounted to $14,566.

Subsequent to September 30, 2016 the Company has received additional advances of $3,050,000.

ELIO MOTORS, INC.
(AN ARIZONA CORPORATION)
NOTES TO FINANCIAL STATEMENTS
 (UNAUDITED)

NOTE 8	LONG TERM DEBT (Continued)

Related Party Subordinated Promissory Notes
On June 19, 2014, the Company entered into a promissory note agreement with a director and stockholder of the Company for $600,000. The promissory note is secured by any and all accounts, receivables, and/or deposits and incurs interest at 10% per annum. All accrued interest and unpaid principal are payable upon maturity. The note matured on December 31, 2014, but was amended and the maturity date was extended to September 30, 2017.  The outstanding principal and interest amounted to $600,000 and $140,611, respectively, at September 30, 2016, and $600,000 and $94,944, respectively, at December 31, 2015. Interest expense incurred on the note for the nine months ended September 30, 2016 and 2015 amounted to $45,667 and $45,500, respectively.

On March 6, 2014, the Company entered into a promissory note agreement with a director and stockholder of the Company for $1,000,500. The promissory note is unsecured and incurs interest at 10% per annum. All accrued interest and unpaid principal are payable upon maturity at September 30, 2017.  The outstanding principal and interest amounted to $1,000,500 and $197,247, respectively, at September 30, 2016, and $1,000,500 and $109,537, respectively, at December 31, 2015. Interest expense incurred on the note for the nine months ended September 30, 2016 and 2015 amounted to $87,711 and $75,871, respectively.

On May 30, 2014, the Company entered into a promissory note agreement with a director and stockholder of the Company for $300,000. The promissory note is unsecured and incurs interest at 10% per annum. All accrued interest and unpaid principal are payable upon maturity at September 30, 2017.  The outstanding principal and interest amounted to $300,000 and $65,522, respectively, at September 30, 2016, and $300,000 and $39,222, respectively, at December 31, 2015. Interest expense incurred on the note for the nine months ended September 30, 2016 and 2015 amounted to $26,300 and $22,750, respectively.

The $1,000,500 and $300,000 promissory notes described above were issued with detachable warrants. The promissory notes have been discounted using the relative fair value approach for the fair value of the warrants and the fair value of the debt. As of September 30, 2016 and December 31, 2015, the notes have been shown at $1,300,500 and $759,506, net of the unamortized discount of $- and $540,994, respectively, on the balance sheets.  Amortization of the discount was $540,994 and $301,133 during the nine months ended September 30, 2016 and 2015, respectively, using the effective interest method with an imputed interest rate of 59.22%, which is included in interest expense on the accompanying statements of operations. See Note 9 for additional information regarding the warrants.

ELIO MOTORS, INC.
(AN ARIZONA CORPORATION)
NOTES TO FINANCIAL STATEMENTS
 (UNAUDITED)

NOTE 9	STOCKHOLDERS’ EQUITY

Common Stock
On February 16, 2016, the Company closed the Regulation A offering, after issuing a total of 1,410,048 shares of common stock for proceeds of $15,818,153, net of offering expenses.

As of September 30, 2016, the Company issued an additional 50,272 shares of common stock in connection with the conversion of the convertible subordinated secured notes payable as discussed in Note 7.

As of September 30, 2016, the Company issued an additional 8,012 shares of common stock in connection with the exercise of warrants issued in connection with the Regulation A offering.

As of September 30, 2016, the Company issued an additional 63,000 shares of common stock in connection with a private placement for proceeds of $1,071,000.

Stock Options and Other Equity Compensation Plans
A summary of activity related to the Company’s stock options and warrant activity for the period from December 31, 2015 through September 30, 2016 is presented below:
	Number Outstanding	Weighted Average Exercise Price Per Share	Weighted Average Remaining Contractual Life (Years)
Outstanding at December 31, 2015	1,983,463	5.67	9.27
Granted	71,478	16.11	5.25
Exercised	(18,384)	12.00	0.33
Canceled/forfeited/expired	-	-	-
Outstanding at September 30, 2016	2,036,557	5.98	8.43

NOTE 10	COMMITMENTS AND CONTINGENCIES

Sales Discounts
The Company provides a sales discount for nonrefundable deposit customers of up to 50% of the nonrefundable deposit, up to $500 per deposit.  The deposit will be applied toward the purchase of the vehicle at the time of the purchase.  No liability has been recorded for the nonrefundable deposit sales discount since the utilization cannot be reasonably estimated at this time.  Future committed sales discounts offered amounted to approximately $11,910,000 at September 30, 2016.

ELIO MOTORS, INC.
(AN ARIZONA CORPORATION)
NOTES TO FINANCIAL STATEMENTS
 (UNAUDITED)

NOTE 10	COMMITMENTS AND CONTINGENCIES (Continued)

Sales Commitments
In August 2016, an offer was circulated that until the Company reached 65,000 total reservations, non-refundable reservation holders will receive a locked price of $7,300, exclusive of destination/delivery charges, taxes, title, registration, and options/installation.  As a special incentive if non-refundable reservation holders make a binding purchase commitment the locked price is reduced to $7,000.  As of September 30, 2016, the Company has received 59,864 total reservations, of which 36,050 have received the locked price of $7,300 and 16,825 have made a binding purchase commitment and have received the locked price of $7,000.

NOTE 11	RELATED PARTY TRANSACTIONS

In May 2016, the Company granted an option to purchase 58,824 shares of common stock at an exercise price of $17.00 per share to a director and stockholder of the Company.  The shares were granted in consideration of the personal guaranty in the amount of $5,000,000 given by the director to induce a credit card processor to release $4,000,000 of reserved funds.

NOTE 12	SUBSEQUENT EVENTS

The Company has evaluated subsequent events, and determined that there were no subsequent events or transactions that required recognition or disclosure in the financial statements except as discussed Note 6, Note 8, and below.

Subsequent to September 30, 2016, the Company has received total refundable and nonrefundable customer deposits for purposes of securing their vehicle production slot of approximately $1.2 million and $25.4 million, respectively.

Subsequent to September 30, 2016, the Company has converted an additional $309,000 of principal and $18,380 of accrued interest from its Tier 1 Convertible Subordinated Notes into 54,746 shares of the Company’s common stock at a conversion price of $5.98.  There have been no Tier 2 Convertible Subordinated Notes converted.  As a result of these conversions the Company has $4,404,100 and $341,000 outstanding of the Tier 1 and Tier 2 Convertible Subordinated Secured Notes, respectively.

In October 2016, the Company was late on a payment, thereby triggering default interest of 18% per annum on the subordinated promissory note with RACER.  In November 2016, the Company entered into a forbearance agreement with RACER extending the repayment of the note until December 31, 2016, with payments commencing January 1, 2017.  Interest will continue to accrue on the outstanding principal and accrued interest at 18% per annum beginning October 1, 2016.

ELIO MOTORS, INC.
(AN ARIZONA CORPORATION)
NOTES TO FINANCIAL STATEMENTS
 (UNAUDITED)

NOTE 12	SUBSEQUENT EVENTS (Continued)

In November 2016, the Company entered into a loan extension agreement with CH Capital Lending, LLC a related party, to extend the maturity date of the senior promissory note to July 29, 2017.  The agreement further stipulates that payments of $50,000 will commence on January 1, 2017.  In addition, within five business days of receipt of net proceeds of at least $25,000,000, in the aggregate from one or more offerings of equity or debt, the Company shall remit to CH Capital Lending, LLC a payment equal to the lesser of: (1) $2,000,000; or (2) five percent of the net proceeds of the offering.

In November 2016, the Company entered into a lease amendment that converted $5.5 million of accrued rent, common area maintenance charges (CAM), taxes, and insurance, as well as $4.2 million of projected rent, CAM charges, tax and insurance into 531,416 shares of preferred stock at an issuance value of $16.00 per share and a five year warrant to purchase 25,000 shares of common stock at an exercise price of $20 per share.  The agreement defers the payment of rent, CAM charges, tax, and insurance until the earlier of (a) December 31, 2017 or (b) commencement of commercial vehicle production.

In October 2016, the compensation committee of the Board of Directors approved the granting of 450,380 options to employees and 60,000 options to independent board members under the 2016 Incentive and Nonstatutory Stock Option Plan.  The options have an exercise price of $19.68 per share.  The options vest in equal annual installments over 3 consecutive years, beginning on the anniversary date of the grant and are exercisable through October 11, 2023.  The options granted to employees are not exercisable until the company is in production.  The fair value of the options at the date of grant was calculated using the Black-Scholes option-pricing method and amounted to approximately $5,609,000.

In October 2016, $1.4 million of restricted cash held in escrow was released to pay down accrued interest and principal on the CH Capital Lending, LLC senior promissory note.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELIO MOTORS, INC. (Exact name of issuer as specified in its charter)

By:	/s/ Paul Elio
Paul Elio Chief Executive Officer

By:	/s/ Connie Grennan
Connie Grennan Chief Financial Officer

Date:	November 17, 2016